[Commonwealth Capital Corp. Letterhead]

                                                            June 25, 2009

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C.  20549-7010

RE:  Commonwealth Income & Growth Fund VII, LP
         Form S-1/A filed on February 26, 2009
         File No. 333-156357

Dear Ms. Long:

Today we are filing Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 for the above Issuer.  Please find below our responses to the Staff’s comment letter dated March 17, 2009.  This amendment reflects the changes requested by the Staff in its comment letter.  For the Staff’s convenience, the Staff’s comments are set forth in bold before each response.

General

1.
Wherever you state in your registration statement and sales materials that your leases are “short term” or “typically between 12 and 36 months, “please clarify that your initial lease term has been on average over 30 months, which is according to Table I of your prior performance tables.

We have added disclosure stating that the average lease term for our general partner’s prior programs has been over 30 months. The new disclosure is located on pages 16 and 33 of the prospectus, and in the sales material in the last bullet point of the Offering Summary.

Prior Offerings By Affiliates, page 45

2.
We note your revisions to the second and third paragraphs on page 46.  Please clarify whose “original investment” it is to which you refer in your added language.  Are you stating, for example, in the second paragraph, that after front-end expenses and commissions, the limited partners of Fund I received a return of only 68% of their original investment?

We have added disclosure to page 45 (page 46 of the marked copy) to clarify that the limited partners of Fund I received a return of 68% of their original investment. We have added a similar sentence with respect to Fund II as well.

Table I – Financial Statements

Commonwealth Income & Growth Fund VII, LP Audited Financial Statements

General

3.
We note your response to comment 14 from our letter dated January 16, 2009 and again remind you of the updating requirements of Rule 8-08 of Regulation S-X.  It appears that your balance sheet is already stale, since it is of a date more than 45 days after your year-end of December 31, 2008.  See Rule 8-08(b) of Regulation S-X.  Please also update your prior performance tables as well any narrative discussions in your filing that refer to pre-December 31, 2008 figures.

Included in this amendment is a new audited balance sheet for the issuer dated March 31, 2009.  Also included are new audited financial statements of the General Partner and its parent company as of their fiscal year ended February 28, 2009.

Commonwealth Capital Corp. Audited Financial Statements

Consolidated Balance Sheets, page F-15

4.
Please revise your filing to describe the retirement agreement between CCC and George Springsteen (as you explained in your response to comment 20 from our letter dated January 16, 2009).  This will help financial statement users understand what the line item Accumulated Shareholder Distribution represents and how those amount arose.

Note B to the Consolidated Balance Sheets now contains disclosure regarding Mr. Springsteen’s retirement agreement and its representation on the Accumulated Shareholder Distribution line item. See page F-17.

Note A – Nature of Business, page F-18

5.
Your response to comment 21 from our letter dated January 16, 2009 and revised disclosures on pages F-18 and F-28 indicate that forgiveness of related party receivables and payables are accounted for as capital transactions.  Please revise your filing to clarify which line item(s) of Stockholder’s Equity are affected by your forgiveness of related party receivables and payables.  If Accumulated Shareholder Distributions is the line item affected, please revise your filing to provide a roll forward of this account for each period presented to provide greater transparency to financial statement users about the various types of transactions that have affected the balance of this account from period to period.

A line item entitled “Forgiveness of related party receivables” has been added to the Statement of Operations and Retained Earnings, on page F-14.

Table II – Prior Performance Tables

6.
We note your response to comment 7 in our letter dated January 16, 2009, and, in particular, your reasons for distinguishing between offerings during which CCSC served and did not serve as dealer manager.  Please revise your disclosure to address the following:

•
Explain in your narrative sections, such as those preceding Prior Performance Tables I and III, how the funds not managed by CCSC provide information that would be helpful to an investor making an investment decision on you current offering.

•
Explain how reliance on the “wholesaling efforts of a third party” negatively impacted the overall performance of the non-CCSC managed funds, which you refer to in the third full paragraph in this section.

•
Discuss the factors your sponsor, Commonwealth Capital Corp., considered in determining which prior programs had investment objectives similar to those you have.  See Instruction I to Appendix II of Industry Guide 5.

We have added additional disclosure to the narrative introduction to the prior performance tables section to expand the discussion of why the unaffiliated dealer manager impacted fund performance.  Similar discussion has also been added to the individual narrative introductions or the footnotes to Tables I, III, IV, V and VI to clarify the reason for the distinction.  Also in the overall introduction to the prior performance tables section, we have added a discussion of the factors considered by Commonwealth Capital Corp. in determining which programs had similar investment objectives.  Specifically, all of the public programs (Funds 1 through 6) and the recent private programs (Private Funds 1 through 14) are similar in structure, duration, target return and equipment investment parameters.  The sponsor’s earlier private programs were structured as equipment trusts, with much smaller portfolios, different investment time frames, and far fewer investors. The Sponsor feels that such earlier programs do not provide a reliable or entirely relevant comparison to the funds included in the prior performance tables.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Opinion of Greenberg Traurig, LLP

7.	We note your response to comment 12 in our letter dated January 16, 2009. Please have counsel revise its opinion in accordance with the following:

•	Clarify that the assumptions in the second paragraph of the legal opinion that begin with “(i) the due formation…” and “(ii) the due authorization…” do not apply to the Partnership itself.

•
In the penultimate paragraph, remove the language “…subject to the terms of the Partnership Agreement and the Subscription Agreement…” and “…subject to the terms of the Partnership Agreement, the Subscription Agreement and Sections 8542 and 8558 of the Pennsylvania Act…” We note the concerns raised in your response letter; however, these additional qualifications assume away counsel’s opinion and should be removed.  To the extent counsel is uncomfortable removing the “non-assessability” qualifications, please revise your registration statement and opinion to address the unit holders’ potential liability for additional assessments or calls by you or your creditors.  In making these revisions, you should, at a minimum, discuss possible assessment under the “prospectus summary,” “risk factors,” and “partnership agreement summary” sections of your registration statement.  Note that we may have additional comments upon review of your response.

•
We note your response to the fifth bullet point in prior comment 12.  Please note that while you may limit an opinion as to its purpose, you may not limit the persons who may rely on the opinion.  Please revise accordingly.

The legal opinion has been revised to clarify that the assumptions in the second paragraph that begin with “(i) the due formation…” and “(ii) the due authorization…” do not apply to the Partnership itself.

  In the penultimate paragraph, the language “…subject to the terms of the Partnership Agreement and the Subscription Agreement…” and “subject to the terms of the Partnership Agreement, the Subscription Agreement and Sections 8542 and 8558 of the Pennsylvania Act…” have been removed.  Since the term “non-assessable” is not defined in the Pennsylvania Act, counsel has revised the opinion paragraph to rely on the definition of “assessable” as used in the federal securities laws.

  Customary opinion practice limits opinion recipients to persons or entities participating in a business transaction.  Counsel has revised the last paragraph of the opinion to clarify that it is being delivered for the purpose of reliance by any person or entity that acquires an interest in the Units pursuant to and as described in the Registration Statement.

Item 17. Undertakings, page II-3

8.
Please revise your undertaking (9) on page II-4 to clarify that at least once every three months you will file a post-effective amendment that will describe all the purchases of properties you make regardless of size.

We have revised undertaking (9) to state that a post-effective amendment describing all equipment purchases will be filed at least once every three months.

Sales Material

Offering Summary – Commonwealth Income & Growth Fund VII

CIGF VII Brochure

9.	Given your reference to the federal income tax treatment of the fund and its investors, please provide in your brochure the information required by Item 19.F of Industry Guide 5.

We have added the additional statements required by Item 19.F. of Guide 5 to the right-hand margin disclosure on the inside back cover, next to the list of Tax Risks.

Liquidation Phase (Years 9-10), page 6

10.
In the last bullet pointed paragraph, please spell out terms “limited partners” and “general partner.”  Please also clarify in this paragraph that a 10% per annum “cumulative term” is only a targeted return, and, thus, is not guaranteed.

We have revised the last bullet point on page 6 to remove the abbreviations and spell out the terms “limited partner” and “general partner.”  We have also added a statement that the cumulative return is the target return that we hope to return to investors, and is not guaranteed.

FAQ’s, page 8

How long am I committed to staying in this fund?  Is it illiquid?

11.	Please explain the meaning of “unrecovered principal” as you use the term in this section.

The sentence referring to “unrecovered principal” on page 8 has been re-written to read as follows: “Under this redemption provision, we will return 105% of an investor’s adjusted capital contribution amount as of the date of redemption.  Your ‘adjusted capital contribution’ is the amount of your initial investment, less any distributions already received by you, and less the front-end fees associated with the redeemed units.”

We have revised our disclosures in accordance with the above comments, which changes are reflected in today’s pre-effective amendment.  I also note that we have chosen Branch Banking and Trust Company as escrow agent for this offering, and therefore a new Escrow Agreement is being submitted today as Exhibit 10.2 to the amended registration statement.

We are delivering via overnight courier one clean and three marked courtesy copies of the revised prospectus to Mr. Hagen Ganem for the Staff’s review.  In addition, we are also submitting to the Staff one item of sales literature that has been revised as discussed above – the Brochure.  Also enclosed is one additional item of sales literature for the Staff’s review – a slide presentation that will be accompanied by a prospectus.

Sincerely,
COMMONWEALTH CAPITAL CORP.

By: /s/ Richard G. Devlin
Richard G. Devlin,
Vice President and General Counsel

cc:           Phil Pillar, Esq.
Kimberly A. Springsteen-Abbott